Exhibit 99.B(28)(h)(3)

MOTLEY FOOL INDEPENDENCE FUND

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made the 15th day of June, 2009 by and between The Motley Fool Funds Trust (the “Trust”), on behalf of its series known as Motley Fool Independence Fund (the “Fund”), and Motley Fool Asset Management, LLC (the “Adviser”):

W I T N E S S E T H:

WHEREAS, the Trust is registered as such under the Investment Company Act of 1940 (the “1940 Act”); as an open-end, management investment company; and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, and has been retained by the Trust to serve as the investment adviser of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.     The Adviser agrees, to pay, waive or absorb the ordinary operating expenses of the Fund pursuant to this Agreement (including any fees or expense reimbursements payable to the Adviser or any affiliate of the Adviser pursuant to this Agreement or any other agreement) as may be necessary to maintain the annual rate of Operating Expenses of the Fund, excluding the investment advisory fee payable to the Adviser, at 0.40% of the Fund’s average daily net assets (the “Expense Limitation”).  For purposes of this Agreement, Operating Expenses means the ordinary operating expenses of the Fund excluding interest expense, brokerage commissions, taxes, acquired fund fees and expenses, and extraordinary expenses of the Fund.

2.     The Trust, on behalf of the Fund, agrees to carry forward for a period not to exceed three (3) years from the date such expense is paid, waived or absorbed by the Adviser, and to reimburse the Adviser out of assets belonging to the Fund for, any Operating Expenses of the Fund in excess of the Expense Limitation that are paid or assumed by the Adviser pursuant to this Agreement.  Such reimbursement will be made as promptly as possible, and to the maximum extent permissible, without causing Operating Expenses of the Fund for any year to exceed the Expense Limitation.

3.     This Agreement shall become effective on the date hereof and shall remain in effect until June 15, 2010; provided, however, that the Adviser and the Trust may continue the effectiveness of this Agreement for such additional period or periods as may be agreed to by the Adviser and the Trust.  However, this Agreement shall also terminate automatically in the event that neither the Adviser nor any affiliate of the Adviser continues to serve as investment adviser of the Fund.  Upon the termination of this Agreement, the Fund shall have no further obligation to reimburse the Adviser for any amounts pursuant to the provisions of paragraph 2 of this Agreement which have not been reimbursed on or before the date of termination of this Agreement, except that the Fund shall be obligated to reimburse, and shall promptly make reimbursement of, the full amount of all such expenses that remain subject to reimbursement and have not been reimbursed as of the date of termination of this Agreement in the event that this Agreement terminates due to the failure of the Trust to approve or renew an investment advisory agreement with the Adviser or an affiliate of the Adviser.

4.     The Adviser shall waive the amount of an increase in a performance-based adjustment to the investment advisory fee that exceeds the amount that would have been payable to it in the absence of this Agreement, to the extent that such increase exceeds the cumulative amount of expenses deferred, absorbed or reimbursed by the Adviser which it has not previously recovered as a result of any higher positive performance-based adjustments resulting from  this Agreement.

5.     This Agreement shall be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

6.     The Declaration of Trust of the Trust states and notice is hereby given that this Agreement is not executed on behalf of the Trustees of the Trust as individuals, and the obligations of the Trust under this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Fund.

7.     This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

THE MOTLEY FOOL FUNDS TRUST

By:	/s/ Peter E. Jacobstein
Title:	President

MOTLEY FOOL ASSET MANAGEMENT, LLC

By:	/s/ Peter E. Jacobstein
Title:	President